Exhibit 12.1

	For the nine months
	ending September 30,
			For the years ended December 31,
	2007	2006	2006	2005	2004	2003	2002

Earnings/Fixed Charge Ratio	3.59	3.38	3.34	4.55	4.03	3.16	2.62

Earnings
Add:
Pre-tax income	871,133	709,354	966,881	765,726	668,599	545,676	468,450

Fixed Charges	326,186	292,598	403,854	214,759	219,573	251,318	284,135

Total additions	1,197,319	1,001,952	1,370,735	980,485	888,172	796,994	752,585

Less:

Interest Capitalized	4,311	3,685	5,651	1,828	1,611	920	3,248

Preference security dividend requirements	390	390	520	520	520	520	520

Minority interest in pre-tax income	20,320	10,231	16,646	2,026	1,186	1,782	3,586

Total reductions	25,021	14,306	22,817	4,374	3,317	3,222	7,354

Total Earnings	1,172,298	987,646	1,347,918	976,111	884,855	793,772	745,231

Fixed Charges
Interest Expensed (includes amortized premiums, discounts, etc.)	300,367	269,914	371,678	191,379	197,164	230,848	244,570

Interest Capitalized	4,311	3,685	5,651	1,828	1,611	920	3,248

Interest within rental expense	21,118	18,609	26,005	21,032	20,278	19,030	35,797

Preference securities dividend requirements of consolidated subsidiaries	390	390	520	520	520	520	520

Total Fixed Charges	326,186	292,598	403,854	214,759	219,573	251,318	284,135